SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM and Turkish Airlines sign codeshare agreement

Customers can acquire air tickets for Istanbul on our website

São Paulo, December 15th, 2011 – (BM&FBOVESPA: TAMM4/NYSE: TAM) - TAM and Turkish, both members of Star Alliance, have entered into a codeshare (flight sharing) agreement which increases the options of destination for their customers who flight from or to South America and Europe. With the bilateral agreement, each of the companies can commercialize seats in certain flights operated by the partnership.

Initially, the TAM customer can acquire air tickets for Istanbul, the biggest city of Turkey, directly from the Brazilian company (www.tam.com.br). On the other hand, the Turkish passenger will have at his disposal tickets for flights operated by TAM with destination of São Paulo, Rio de Janeiro, Brasília, Porto Alegre and Foz do Iguaçu (in Brazil), in addition to Buenos Aires (in Argentina).

The destinations will be available for reservation and purchase on the companies’ website in 2012, just after approval by the aeronautical authorities from both countries. Currently, TAM offers 43 destinations in Brazil and 19 in Latin America, in the United States and in Europe – in addition to another 92 international destinations by means of codeshare agreements.

When it goes into effect, the partnership will allow the TAM customer to travel directly between São Paulo and Istanbul in a flight operated by Turkish. In addition, it will be possible to travel via London from and to the biggest city of Turkey, from São Paulo or from Rio de Janeiro. Another option will be the route between the paulista capital and Istanbul via Madrid.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: ( www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America,United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 39.6% in October; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.5% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance -- the biggest airline alliance in the world since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.